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FORM 4                                                                                                       OMB APPROVAL
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                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer                                                                     Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Murphy    Brian                          CoActive Marketing Group, Inc. (CMKG)
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   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [ ] 10% Owner
                                            cation Number                                     [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
   C/O  U.S. Concepts, Inc.                 (voluntary)                                           Chief Executive Officer
   16 West 22nd Street                                         July 2002                          of Issuer's Subsidiary
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        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   New York,   NY      10010                                                                     Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
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                                      Code    V    Amount   (A) or (D) Price
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                      Potential Persons who respond to the collection of information contained
                      In this form are not required to respond unless the form displays a currently valid OMB
                      control number.                                                                                        (Over)
                                                                                                                    SEC 1474 (9-02)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
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                                                             Code    V     (A)          (D)
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Stock Option      $2.50           7/08/02                      A     V    195,000
(right to buy)
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FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
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                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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   (1)     7/08/07    Common    195,000          $0(2)         237,500(3)        D
                      Stock
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Explanation of Responses:

(1) Option are exercisable as to 51,000 shares on December 31, 2002, as to an additional 51,000 shares on December 31, 2003, as to an additional 51,000 shares on December 31, 2004, and as to an additional 42,000 shares on January 1, 2005.
(2) Options were issued to Reporting Person under the Issuer's 2002 Long-Term Incentive Plan in connection with the Reporting Person extending the term of his employment agreement with the Issuer.
(3) Includes currently exercisable options to purchase 42,500 shares of Common Stock at a price of $2.50 per share which will expire on August 15, 2006.

                      /s/ BRIAN MURPHY                   October 7, 2002
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                      **Signature of Reporting Person           Date
                            Brian Murphy

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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